Mail Stop 6010
Via Facsimile and U.S. Mail

December 21, 2007

Ms. Jessica M. Bibliowicz
Chairman, President and Chief Executive Officer
National Financial Partners Corp.
787 Seventh Avenue, 11th Floor
New York, New York 10019

>   **Re: National Financial Partners Corp.**
>   **Form 10-K for fiscal year ended December 31, 2006**
>   **Form 10-Q for quarterly period ended September 30, 2007**
>   **File No. 001-31781**

Dear Ms. Bibliowicz:

We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where it requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for fiscal year ended December 31, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations

Executive Overview

Expenses

Cost of Services, page 38

1.   Your disclosure includes a table that summarizes the results of operations of NFP's firms for the periods presented and shows management fees as a percentage of gross margin before management fees. The subtotal of gross margin before management fees and the corresponding disclosure of gross margin before management fees as percentage of total revenue and management fees, as a percentage of gross margin, before management fees appear to be non-GAAP measures that do not comply with Item 10(e) of Regulation S-K.   Please revise your disclosure to eliminate these non-GAAP measures or tell us how your disclosure complies with Item 10 of Regulation S-K.

Critical Accounting Policies, page 52

2.   Disclosures explaining the likelihood that materially different amounts would be reported under different conditions or using different assumptions are consistent with the objective of Management's Discussion and Analysis. Given the significance of your goodwill and intangible assets and the corresponding impairment charges recorded in each of the past three years, we believe your impairment disclosure could be improved to better explain the judgments and uncertainties surrounding these estimates and the potential impact on your financial statements. Please provide expanded discussion and quantification that will enable the investor to better understand 1) management's method for establishing the estimate; 2) to what extent and why management has adjusted assumptions used to determine the estimate from the assumptions used in the immediately preceding period and 3) the potential variability in the most recent estimate and the impact this variability may have on future reported results, financial condition and liquidity. This disclosure should provide investors with a fuller understanding of the uncertainties that you anticipate in applying the critical accounting policies relevant to your planned business activities and why impairment recognition occurred in the periods that it did and was not required in earlier periods.

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition, page F-8

3.   You recognize insurance commissions as revenue, when "(1) the policy application is substantially complete, (2) the premium is paid and (3) the insured party is contractually committed to the purchase of the insurance policy." Please revise your disclosure to clarify whether your recognition of commission income occurs as of the effective date of insurance coverage or the billing date, whichever is later.

Form 10-Q for the Quarterly Period Ended September 30, 2007

Notes to Consolidated Financial Statements

Note 6 Borrowings, page 14

4.   In January 2007, you issued senior convertible notes and concurrently entered into a convertible note hedge and issued warrants, which were designed to "reduce potential dilution to NFP's common stock upon future conversions of the notes." You refer to EITF 00-19 as the basis for recording both the convertible note hedge and warrants as an adjustment to additional paid in capital with no recognition of subsequent changes in fair value. Please provide to us your analysis of the specific provisions of EITF 00-19 that determined your accounting for the convertible note hedge and warrants.

*   *   *   *

        Please respond to the comment within 10 business days or tell us when you will provide us with a response. Your letter should key your response to our comment. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Frank Wyman, Staff Accountant, at 202-551-3660 or Don Abbott, Senior Staff Accountant, at 202-551-3608, if you have questions regarding the comment. In this regard, do not hesitate to contact me, at 202-551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant